CENTER TELECOM

JOINT-STOCK CENTRAL TELECOMMUNICATION COMPANY

Degtiarny per., 6/2, Moscow, GSP-3, 125993, Russia Phone: +7(095) 209-33-25. Fax: +7 (095) 209-30-07. E-mail: info@centertelecom.ru

ref.№ 08-15/274 date 31.10.2005 pages incl. cover

Securities and Exchange Commiss[redacted]
Office of International Finance,
Corporate Finance Division
450 Fifth Street, N.W.
Washington, D.C.20549, U.S.A.

05012234

RECEIVED
2005 NOV -3 A 10:08
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

Dear Sirs,

Pursuant to the Deposit Agreement of September 4, 2001 as revised and amended on December 10, 2001 JSC CenterTelecom submits to the US Securities and Exchange Commission the following public reports and documents required by the Russian Law or otherwise under Rule 12g3-2(b) in accordance with the Exchange Act of 1934.

Attachments:

1. Notice of material fact «Information about events resulting in one-time increase (decrease) of net profit or net loss of the Issuer by more than 10 percent»;
2. Company news: unaudited financial and economic activities results for the first half of 2005 (IAS);
3. Unaudited consolidated financial statement OJSC «CenterTelecom» as of June 30, 2005 (IAS).
4. Notice of material fact «Information on reorganization of the Issuer, its daughter and affiliated companies»

PROCESSED
NOV 0 3 2005
THOMSON
FINANCIAL

Yours sincerely,

R. Amaryan
General Director
OJSC CenterTelecom

11/3

82-5798

NOTICE OF A MATERIAL FACT

INFORMATION ABOUT EVENTS RESULTING IN ONE-TIME INCREASE (DECREASE) OF NET PROFIT OR NET LOSS OF THE ISSUER BY MORE THAN 10 PERCENT

1. General information	
1.1. Full corporate name of the issuer	*Open Joint-Stock Central Telecommunication Company*
1.2. Short corporate name of the issuer	*OJSC «CenterTelecom»*
1.3. Location of the registered office	*23 Proletarskaya Street, Khimki, Moscow region, 141400, Russian Federation*
1.4. State Registration Number of the issuer	*1025006174710*
1.5. INN of the issuer	*5000000970*
1.6. Unique issuer code assigned by the registration authorities	*00194-A*
1.7. Address of the Internet page used by the issuer for posting notices of material facts	*www.centertelecom.ru*
1.8. Regularly issued publication used by the issuer for publishing notices of material facts	*Supplement to Herald of the Federal Service for Financial Markets, Rossiyskaya Gazeta*

1.9. Code of the material fact	*0300194A27102005*

2. Contents of the notice

2.1. Fact (facts) resulting in one-time increase in the net profit or loss of the issuer by more than 10 percent: ***revenues increase in Q3 2005 comparing with Q2 of 2005 was due to communication tariffs increase, decrease of expenditures on bad debts reserve creation and exchange rates differencies.***

2.2. Date of the event (events) resulting in the one-time increase (decrease) of the net profit or loss of the issuer by more than 10 percent: ***October 27, 2005.***

2.3. Net profit of the issuer in the reporting period (Q2 2005) preceding the reporting period when the relevant fact occurred: ***112 583 (One hundred twelve thousand and five hundred eighty three) thousand rubles.***

2.4. Net profit of the issuer in the reporting period (Q3 2005) when the relevant event (events) occurred: ***160 765 (One hundred sixty thousand and seven hundred sixty five) thousand rubles.***

2.5. Change in the net profit in absolute and relative (percentage) terms:

Absolute change in the net profit: ***48 182 (Forty eight thousand and one hundred eighty two)thousand rubles.***

Percentage change in the net profit: ***42.8%.***

3. Signatures

3.1. General Director
OJSC «CenterTelecom» ____________ R.A. Amaryan
Seal

3.2. Date: October 27, 2005.

3.3. Chief Accountant
OJSC «CenterTelecom» ____________ R.P. Konstantinova

3.4. Date: October 27, 2005.

82-5198

NOTICE OF MATERIAL FACT

«Information on reorganization of the issuer, its daughter and affiliated companies»

1. General information	
1.1. Full corporate name of the issuer	*Open Joint-Stock Central Telecommunication Company*
1.2. Short corporate name of the issuer	*OJSC «CenterTelecom»*
1.3. Location of the registered office	*23 Proletarskaya Street, Khimki, Moscow region, 141400, Russian Federation*
1.4. State Registration Number of the issuer	*1025006174710*
1.5. INN of the issuer	*5000000970*
1.6. Unique issuer code assigned by the registration authorities	*00194-A*
1.7. Address of the Internet page used by the issuer for posting notices of material facts	*www.centertelecom.ru*
1.8. Regularly issued publication used by the issuer for publishing notices of material facts	*Supplement to Herald of the Federal Service for Financial Markets, Rossiyskaya Gazeta*

1.9. Code of the material fact	*0100194A06102005*

2. Contents of the notice

2.1. Form of reorganization – *Affiliation.*

2.2. Authorized managing body of the issuer that made the decision which is the grounds for the reorganization procedure, and the date on which it was made: ***Board of Directors of OJSC "CenterTelecom" – General Meeting of the OJSC RTS shareholders, September 29, 2005.***

2.3. Full and short corporate names of the each reorganized legal entity, their location: ***Open Joint-Stock Company «Russian Telecommunication Network» (OJSC RTS), 2/15 Maroseyka Street, Moscow, 101000 (company which the other companies are affiliated with);***
Open Joint-Stock Company «AEROCOM» (OJSC «AEROCOM»), 80 Leningradsky prospekt, room 32, Moscow, 125190 (affiliated company);
Closed Joint-Stock Company «CenterTelecomService of Moscow Region» (CJSC «CTKS MO»), 1A Kolomensky passage, Moscow, 115446 (affiliated company).

2.4 Full and short corporate names of each legal entity liquidated as a result of reorganization, their location:
Open Joint-Stock Company «AEROCOM» (OJSC «AEROCOM»), 80 Leningradsky prospekt, room 32, Moscow, 125190 (affiliated company);
Closed Joint-Stock Company «CenterTelecomService of Moscow Region» (CJSC «CTKS MO»), 1A Kolomensky passage, Moscow, 115446 (affiliated company).

2.5. The issuer's interest in the charter capital of the organization initiated as a result of the reorganization on the date it took place - ***100%.***

2.6. Date of reorganization – ***October 3, 2005***

3. Signature

3.1. General Director
OJSC «CenterTelecom» ____________ R.A. Amaryan
Seal

3.2. Date: October 06, 2005

Nº 82 - 5198

OJSC «CenterTelecom» reports unaudited financial and operating results for the first half of 2005 under IFRS

Moscow, October 14, 2005. OJSC «CenterTelecom» (RTS: ESMO, ESMOP; MICEX: CTLK, CTLKP; OTC: CRMUY) – the RF Central Federal District regional telecom operator, today reported results for the first half of 2005 under IFRS. The consolidated financial statement is unaudited and includes balance sheet, profit and loss statement and notes.

This is the first time that OJSC «CenterTelecom» has disclosed interim figures under IFRS*. The statement does not show comparable figures for the first six months of 2004. In order to allow some comparison, OJSC «CenterTelecom» has included figures for 2004, as at December 31, 2004.

Key figures from profit and loss statement (mln rubles)

[illegible]	[illegible]	[illegible]
Revenues, including:	13 594	26 047
[illegible]	[illegible]	[illegible]
Operational expenditures before depreciation	(9 892)	(20 891)
[illegible]	[illegible]	[illegible]
EBITDA margin, %	28%	21%
[illegible]	[illegible]	[illegible]
Operating profit	1 443	913
[illegible]	[illegible]	[illegible]
Pre-tax profit	82	-784
[illegible]	[illegible]	[illegible]

Ruben Amaryan, General Director of OJSC «CenterTelecom», said: "The management team is satisfied with the results for the first half of 2005. We have achieved significant growth in profitability. The key elements - revenues, profit on sales, and EBITDA have all increased. All this stems from our work. We set out to deliver value for the Company, including strengthening our position in the traditional business sectors. The major priority for us now is focus strongly on activities aimed at the development of new services".

The consolidated revenues of OJSC «CenterTelecom» in the first half of 2005 reached 13 594 mln rubles. The main components are revenues from the provision of local, domestic long-distance and international communication services (38.7%, 31.2% and 6.6% respectively). The revenues from installation and connection of fixed-line subscribers (5.1%), new services provision (4.7%) and services for the Russian telecom operators (3.7%) are the other main lines in the revenues structure of the Company.

Structure of revenues from communication services (mln rubles)

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Domestic long-distance communication	4 107	31,15%	9 165	36,63%
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Services for the Russian telecom operators	493	3,74%	731	2,92%
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Installation and connection fees	671	5,09%	2 038	8,15%

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Cellular communication services	128	0,97%	322	1,29%
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Radio- and TV broadcasting	339	2,57%	678	2,71%
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Telephone channels lease	138	1,05%	188	0,75%
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total	**13 184**	**100,00%**	**25 021**	**100,00%**

Operating expenditures of OJSC «CenterTelecom» in the first half of 2005 amounted to 12 151 mln rubles. The most significant items are payroll costs, other payments and social expenditures, amortization and depreciation, expenditure on telecom operators services, materials, repair and municipal services expenses, other operating expenses (general and administrative expenses, insurance, premises rent, expenditures on consultancy services and advertising).

Structure of operating expenditures (mln rubles)

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Payroll costs, other payments to employees and social transfers	4 430	36,46%	9 413	37,45%
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Amortization and depreciation	2 259	18,59%	4 243	16,88%
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Materials, repair and maintenance, municipal services	1 303	10,72%	2 500	9,95%
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Expenditures on bad debt reserve creation	260	2,14%	831	3,31%
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total operating expenditures	**12 151**	**100,00%**	**25 134**	**100,00%**

The full version of the unaudited consolidated financial statement of OJSC «CenterTelecom» for the first six months of 2005 according to IFRS is available at the corporate web-site of the Company.

***Principles of unaudited consolidated financial statement preparation:**

The intermediate statement of OJSC «CenterTelecom» for the first six of 2005 was prepared on the basis of IFRS taking into account a number of limitations listed in «Limitations and assumptions in the statement». The intermediate statement consists of balance sheet, profit and loss statement and notes to financial statements. The statement does not include all the necessary information obligatory for disclosure in intermediate statements under IFRS. However, the Company's management thinks that this statement is sufficient to indicate the financial performance and the Company's operating activities for the first six month of 2005.

The statement under IFRS for the first six month of 2005 is disclosed by OJSC «CenterTelecom» for the first time; CenterTelecom has not provided such disclosure before. This statement is the unaudited consolidated financial statement of OJSC «CenterTelecom». No audit, revision or other similar procedures will be conducted in connection with it. At the same time, taking into account the experience of OJSC «CenterTelecom» in the field of statement disclosure under IFRS, the Company believes that readers of this statement can rely on information given in this statement.

OJSC «CenterTelecom» and its daughter and affiliated companies keep its records in Russian rubles and draw up financial statement in correspondence to the Russian Federation Federal Law «About business accounting». The preparation of this unaudited consolidated financial statement of OJSC «CenterTelecom» was carried out on the basis of the unaudited financial statement of OJSC «CenterTelecom» and its daughter and affiliated companies drawn up in accordance with the International Financial Reporting Standards with a glance to the assumptions given below.

Limitations and assumptions in the statement of OJSC «CenterTelecom» for the first six months of 2005

The number of procedures conducted for preparation of this unaudited consolidated financial statement of OJSC «CenterTelecom» is less than it is necessary for financial statements drawn up under IFRS. Thereupon OJSC «CenterTelecom» applied a number of assumptions related to IFRS fixed assets value, fair value of assets and daughter companies obligations, acquired in 2005, value of obligations on retirement insurance, deferred revenues, reserves on fixed assets depreciation, inventories and accounts receivable. The actual figures of the financial statement of the year ended on December 31, 2005 may differ from the figures of the current financial statement due to the verification of information about the assumption made by the Company and appearance of the other updated information.

This unaudited consolidated financial statement does not include information about comparable figures for the first six month of 2004. In order to compare the figures, the Company has included the financial performance for the year ended on December 31, 2004. The list of notes to the unaudited consolidated financial statement of OJSC «CenterTelecom» does not reveal all the necessary information which should be disclosed under the International Financial Reporting Standards.

The list of notes to the annual consolidated financial statement of OJSC «CenterTelecom» may reveal more information than in this unaudited consolidated financial statement of OJSC «CenterTelecom».

CenterTelecom OJSC

Unaudited Consolidated Financial Statements

for 6 months ended on June 30, 2005

Unaudited Consolidated Financial Statements
of CenterTelecom OJSC
for 6 months ended on June 30, 2005

Table of Contents

CenterTelecom OJSC
Unaudited Consolidated Balance Sheets
as of June 30, 2005 and December 31, 2004
(ths. RUB)

	Notes	June 30, 2005	December 31, 2004
ASSETS			
Non-current assets			
Fixed assets		**29 580 626**	30 000 961
Intangible assets and goodwill		**3 442 358**	3 328 070
Financial investments in associated companies		**17 727**	15 927
Long-term financial investments		**8 631**	13 662
Long-term receivables and other financial assets		**400 370**	323 626
Long-term advances paid		**867 466**	1 056 076
Deferred profit tax asset		**158 441**	-
Total Non-current assets		**34 475 619**	34 738 322
Current assets			
Inventories		**591 983**	577 518
Receivables		**1 836 334**	1 936 643
Current profit tax asset		**445 167**	0
Other current assets		**1 816 545**	2 369 709
Cash and cash equivalents		**1 608 236**	1 417 214
Total Current assets		**6 298 265**	6 301 084
Total Assets		**40 773 884**	41 039 406
EQUITY AND LIABILITIES			
Preference shares		**1 725 020**	304 840
Ordinary shares		**5 175 145**	914 526
Change in fair value of financial investments for sale			4 517
Incremental capital, retained profits and other reserves		**5 479 975**	11 340 893
Total Equity referred to the shareholders of the group's parent company		**12 380 140**	12 564 776
Minority interest		**13 180**	23 974
Total Equity		**12 393 320**	12 588 750
Long-term liabilities			
Long-term credits and loans		**14 657 559**	12 972 648
Long-term financial lease obligations		**1 667 187**	1 775 171
Long-term accounts payable on taxes and social security		**25 226**	24 346
Deferred income		**617 363**	617 789
Deferred profit tax liabilities		**0**	122 849
Other long-term liabilities		**4 311**	13 254
Total Long-term liabilities		**16 971 646**	15 526 057
Current liabilities			
Accounts payable and accrued liabilities		**2 665 424**	3 176 723
Accounts payable to Rostelecom OJSC		**196 742**	191 544
Accounts payable on taxes and social security		**1 270 577**	1 395 882
Dividends payable		**158 224**	15 241
Short-term credits and loans		**3 249 158**	4 572 646
Portion of long-term credits and loans payable within a year		**3 220 061**	2 900 072
Short-term portion of financial lease obligations		**648 734**	672 491
Total Current Liabilities		**11 408 918**	12 924 599
Total Liabilities		**28 380 564**	28 450 656
Total Equity and Liabilities		**40 773 884**	41 039 406

General Director ____________ R. A. Amaryan Chief Accountant ________ R. P. Konstantinova

The Notes attached form an integral part of the present Consolidated Statements

CenterTelecom OJSC
Unaudited Consolidated Profit and Loss Accounts
for 6 months of 2005, and 12 months of 2004
(ths. RUB)

	Notes	6 months of 2005	2004
Income		**13 594 312**	26 047 204
Salaries and wages, other payments and social charges		**(4 429 514)**	(9 413 121)
Depreciation and amortization		**(2 258 844)**	(4 243 359)
Materials, repair and maintenance, utilities		**(1 302 833)**	(2 499 688)
Taxes other than profit tax		**(381 893)**	(627 418)
Expenses on communication operators' services – international companies		**(614)**	0
Expenses on communication operators' services – Russian companies		**(1 961 215)**	(4 048 930)
(Expense) Recovery of provision for bad debts		**(259 791)**	(831 322)
Profit (Loss) from fixed assets disposal		**54 431**	1 150
Other operating income (expenses)		**(1 610 656)**	(3 471 798)
Operating Profit (Loss)		**1 443 383**	912 718
Profit (Loss) from participation in associated companies		**2 226**	2 282
Interest (expenses) income, net		**(1 434 662)**	(2 032 987)
Profit (Loss) from financial investments		**1 338**	274 243
Exchange loss from revaluation of currencies, net		**69 902**	59 845
Profit (Loss) before taxation		**82 187**	(783 899)
Profit tax		**(51 888)**	(126 069)
(Expenses) profit tax compensation – current tax		**(329 492)**	(533 530)
(Expenses) profit tax compensation – deferred tax		**277 604**	407 461
Profit (Loss) for the reporting period		**30 299**	(909 968)
Profit (Loss) referred to the shareholders of the group's parent company		**31 927**	(917 971)
Profit (Loss) referred to the minority shareholders of subsidiaries		**(1 628)**	8 003
Profit (Loss) for the reporting period		**30 299**	(909 968)

General Director ________ R. A. Amaryan Chief Accountant ______________ R. P. Konstantinova

The Notes attached form an integral part of the present Consolidated Statements

CenterTelecom OJSC
Notes to the Unaudited Consolidated Financial Statements
for 6 months of 2005
(ths. RUB)

1. General Information

Confirmation

The unaudited consolidated financial statements of CenterTelecom OJSC ("the Company") and its subsidiaries (jointly referred to as "the Group") were prepared for 6 months of 2005.

Principles of preparation of the unaudited consolidated financial statements

The financial statements of CenterTelecom OJSC made in accordance with the IFRS for 6 months of 2005 are limited to the Balance Sheet and Profit and Loss Account. The present statements do not include all the disclosures as required by the IFRS, however, are sufficient to represent financial status and performance of the Company for 6 months of 2005.

It is the first time that CenterTelecom OJSC presents financial statements in accordance with the IFRS for 6 months; CenterTelecom OJSC has not presented such statements before. These statements represent unaudited consolidated financial statements of CenterTelecom OJSC. Audit, review and other similar procedures will be applied to these statements. At the same time, taking into account experience of CenterTelecom OJSC in the field of reporting in accordance with the IFRS, the Company believes that users of the financial statements may rely on such statements.

CenterTelecom OJSC and its subsidiaries and related companies maintain their accounting records in Russian Rubles and make financial statements in accordance with the Federal Law of the Russian Federation "On Accounting". The present unaudited consolidated financial statements of CenterTelecom OJSC have been prepared based on the unaudited financial statements of CenterTelecom OJSC and its subsidiaries and related companies made in the format corresponding to the International Financial Reporting Standards and under assumptions described below.

The scope of procedures carried out by CenterTelecom OJSC in preparation of the present unaudited consolidated financial statements is less than could have been applied when preparing annual consolidated financial statements. In this connection, CenterTelecom OJSC made some assumptions, including those on fair value of assets and liabilities of subsidiaries and related companies acquired, value of obligations on pension plans, deferred income, provisions for depreciation of fixed assets, inventories and receivables. Actual indicators of the financial statements for the year ended on December 31, 2005, may differ from those in the present financial statements due to adjustment of the information on the assumptions made by the Company and new information.

The present unaudited consolidated financial statements do not include any information on comparable indicators of financial statements for 6 months of 2004. For the purpose of comparison, the Group presents financial indicators for the year ended on December 31, 2004 and as of December 31, 2004.

The notes to the unaudited consolidated financial statements of CenterTelecom OJSC do not disclose all the information, disclosure of which is required by the International Financial Reporting Standards. The notes to the annual consolidated financial statements of CenterTelecom OJSC may disclose larger scope of information than disclosed in the present unaudited consolidated financial statements of CenterTelecom OJSC.

2. Fixed assets

Fixed assets are recorded at cost of acquisition or construction less accumulated depreciation and any impairment in value.

Fixed assets are depreciated by the straight-line method. Estimated times of depreciation taken nearly equal to estimated useful lives of the assets are presented below:

Buildings	50 years
Constructions	20 years
Analogue switches	15 years
Digital switches	15 years
Other telecommunication equipment	15 years
Vehicles	5 years
Computers, office and other equipment	4-5 years
Land sites	Not amortized

For the purpose of information disclosure, the fixed assets are grouped as follows:

- Land sites, buildings and constructions;
- Switches and transmission devices;
- Construction in progress and equipment for installation;
- Other fixed assets, including computers, vehicles and other equipment.

The period of validity of the Company's operating licenses is significantly shorter than the useful lives used for depreciation. The management believes that the operating licenses will be prolonged without significant costs, which would allow the Company to realize the cost of its fixed assets through its normal business.

Construction in progress is recorded as the total of actual expenses incurred by the Company from the beginning of construction to the reporting date. Depreciation is accrued when the fixed assets are put into operation.

Interest on loans obtained for financing construction of fixed assets are capitalized within the cost of the fixed assets item within the period required for completion of construction and preparation of the item for its intended use. Other expenses on loans are recorded in the Profit and Loss Account.

The costs of repair and maintenance are charged to expenses when incurred. The costs of reconstruction and modernization are capitalized, and the replaced items are written off. Any gains or losses resulting from assets writing-off are charged to financial result when the assets are written-off.

IAS 36 "Impairment of Assets" envisages necessary assessment of recoverable value of assets, including fixed assets, if objective facts are available to evidence their possible impairment.

The carrying value of fixed assets is analyzed for impairment, when events or changes in circumstances indicate the carrying value may not be recoverable. If any such indication exists and the carrying value exceeds the estimated recoverable amount, the value of the assets or cash-generating units is written down to their recoverable value. The recoverable value of fixed assets is net selling price of the asset or its value in use, whichever is the greater.

2. Fixed assets

In assessing value of an asset in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessment of the time value of finance and risks related to the asset. For the assets that do not generate cash inflows, the recoverable value is determined for the cash-generating unit, to which such assets belong. Impairment expenses are recognized in the Profit and Loss Account.

	Land sites, buildings and constructions	Switches and transmission devices	Construction in progress and equipment for installation	Vehicles, other fixed assets	Total
Residual value as of December 31, 2004	11 426 407	11 606 109	3 474 434	3 494 011	30 000 961
Residual value as of June 30, 2005	**10 773 145**	**11 082 426**	**4 101 010**	**3 624 045**	**29 580 626**

The Company has applied an exception envisaged by IFRS 1 that allows organizations to assess fixed assets at fair value as of the date of transfer to IFRS and use such fair value as actual value of the fixed assets. The management supposes that the carrying value of all the fixed assets of the Company is comparable with their fair value, but, nevertheless, proceeds with an independent appraiser to confirm such fair value, hence, the carrying value of the fixed assets may be subject to adjustments.

The cost of manufacturing equipment and other fixed assets items related to the main activities of the Company that were transferred to the Company free of charge outside the privatization process is capitalized at fair value as of the date of the equipment transfer. Income from receiving the said fixed assets items is fully recognized in the Profit and Loss Account as of the moment of transfer with the exception of cases when transfer of fixed assets items is related to the Company's rendering services to an entity that has transferred the fixed assets with future use of such assets. In such a case the Company recognizes deferred income in the amount of fair value of the received equipment and other fixed assets items. The said deferred income is recognized in the Profit and Loss Account as the received fixed assets are depreciated within their useful lives as from the date when the Company started to render services to the entity that transferred the assets.

If the fixed assets received free of charge do not generate income for the Company in the future, they are not recognized in the financial statements.

As of June 30, 2005 residual value of fixed assets transferred to the Company under financial lease makes RUB 3,455,146 ths. (RUB 3,387,850 ths. in 2004). The Company uses fixed assets received under financial leases as a security for the relevant lease obligations.

During first 6 months of 2005 the Company increased the value of construction in progress by the amount of capitalized interest equal to RUB 79,975 ths. (RUB 364,281 ths. in 2004).

3. Intangible Assets

Intangible assets are capitalized at acquisition cost.

Licenses and software received are depreciated by equal portions within the estimated useful lives of the said assets, which are equal to the period of validity of a license or rights to use software. Useful life of other intangible assets makes 5 years.

If any indications of decrease in value of intangible assets are detected, the carrying value of each asset is assessed, and, if decrease in value is detected, the carrying value is immediately written down to the recoverable amount.

	Goodwill	Licenses	Software	Total
Residual value as of December 31, 2004	1 207 063	11 532	2 109 475	3 328 070
Residual value as of June 30, 2005	**1 207 917**	**12 007**	**2 222 434**	**3 442 358**

4. Subsidiaries

The present consolidated financial statements include the property, liabilities and performance of CenterTelecom OJSC and its subsidiaries listed below:

Company name	Main activities	Participation interest, %		Percentage of voting shares	
		6 months of 2005	2004	6 months of 2005	2004
Vladimir Teleservice CJSC	Internet, IP telephony services	**100%**	100%	**100%**	100%
MobilCom Ltd.	Mobile radiotelephone communication (MRT-1327, SN-11)	**100%**	100%	**100%**	100%
Teleport-Ivanovo Ltd.	Sales of communications facilities, data transmission network services, cellular communications	**100%**	100%	**100%**	100%
Telecom-Terminal Ltd.	Sales and repair of terminal devices	**100%**	100%	**100%**	100%
Telecom-Stroy Ltd.	Line network maintenance, boiler unit operation, civil engineering, cleaning	**100%**	100%	**100%**	100%
OJSC RTS	Telephony, data transmission, telematic services, rent of communication channels, system integration	**100%**	100%	**100%**	100%

Company name	Main activities	Participation interest, %		Percent of voting shares	
		6 months of 2005	**2004**	**6 months of 2005**	**2004**
Aerokom OJSC	Telephony, data transmission, telematic services, rent of channels, system integration	**100%**	99.62 %	**100%**	99.62%
CenterTelecomService of Moscow Region CJSC	Data transmission services	**100%**	76%	**100%**	76%
Telecom of Ryazan Region CJSC	Local, domestic long distance and international communications through universal cardphones	**50.9%**	50.9%	**50.9%**	50.9%
TeleRoss-Voronezh CJSC	Agents of SCS Sovintel Ltd. on communication services	**50%**	50%	**50%**	50%
Tver-Telecom Ltd.	Local and in-zone telephone communication	**85%**	85%	**85%**	85%
Svyaz-Service-Irga Ltd.	Design and laying of communication lines	**70%**	70%	**70%**	70%
CenterTelecom Service CJSC	Local, domestic long distance and international telephone communication services, data transmission, rent of channels	**74.9%**	74.9%	**74.9%**	74.9%
Vladimirsky Taxophon Ltd.	Local, domestic long distance and international telephone communication services through universal cardphones	**51%**	51%	**51%**	51%
Vlad-Page Ltd.	Services of personal radio calls	**75%**	75%	**75%**	75%
RTN (UK) Limited	Interoperator interaction	**100%**	100%	**100%**	100%
Rosnet International CJSC	Agency activities	**99%**	99%	**99%**	99%
Ortes Ltd.	Telecommunication services	**100%**	100%	**100%**	100%
Restel CJSC	Agency activities	**100%**	100%	**100%**	100%
Rosnet Neva Ltd.	Agency activities	**100%**	100%	**100%**	100%

All the above companies (excluding RTN (UK) Limited) are Russian legal entities registered in accordance with the laws of the Russian Federation, and their financial year is similar to that of the Company.

In January 2005 the Company additionally acquired 24% of shares of CenterTelecomService of Moscow Region CJSC, thus, increasing its shareholding from 76% to 100%. The acquisition cost made RUB 7,937 ths., and was fully paid up in cash.

On May 24, 2005 the Company acquired 0.38% of ordinary shares of Aerokom OJSC, thus, bringing its shareholding up to 100%. The acquisition cost made RUB 991 ths. and was fully paid up in cash.

5. Financial investments into associated companies

As of June 30, 2005 and December 31, 2004 financial investments of the Company into associated companies included:

Company name	Type of activities	6 months of 2005		2004	
		Percent of voting shares	Carrying value	Percent of voting shares	Carrying value
Joint activities	Radiotelephone communication services (CDMA)	30%	14 579	30%	14 579
IC Costars CJSC	Life insurance for employees of communication enterprises	28%	4 615	28%	2 815
Rinfotels Telecommunication Company OJSC	Communication services	26%	1 348	26%	1 348
Trunksvyaz OJSC	Communication services	25%	-	25%	-
Smolensk Cellular Telecommunications CJSC	Cellular services	40%	-	40%	-
Belgorod Cellular Network CJSC	Cellular services	30%	-	30%	-
Provision for impairment			(2 815)		(2 815)
Total			**17 727**		**15 927**

All the above companies are Russian legal entities registered in accordance with the laws of the Russian Federation and their financial year is similar to that of the Company.

6. Long-term loans granted to personnel, and other financial assets

As of June 30, 2005 and December 31, 2004, long-term receivables and other financial assets included:

	6 months of 2005	2004
Long-term loans extended to personnel	**20 245**	24 474
Long-term receivables	**380 125**	299 152
TOTAL	**400 370**	**323 626**

7. Inventories

As of June 30, 2005 and December 31, 2004, inventories included:

	6 months of 2005	2004
Cable, spare parts and materials for telecommunication equipment	**555 173**	551 029
Finished goods and goods for resale	**32 921**	21 692
Other inventories	**3 889**	4 797
TOTAL	**591 983**	**577 518**

8. Receivables

As of June 30, 2005 and December 31, 2004, receivables included:

	6 months of 2005	2004
Settlements with subscribers on communication services	**3 791 628**	3 777 524
Other receivables	**220 665**	152 865
Provision for doubtful debts	**(2 175 959)**	(1 993 746)
TOTAL	**1 836 334**	**1 936 643**

The Company identified the following major debtor groups on settlements on communication services:

	6 months of 2005	2004
Commercial organizations	**571 812**	580 578
Residential customers	**1 135 964**	1 090 091
Budget organizations	**2 083 852**	2 106 855
TOTAL	**3 791 628**	**3 777 524**

The Company invoices state-owned and commercial organizations for communication services in Rubles on a monthly basis. All the customer payments are made in accordance with the tariffs set forth in Rubles effective as of the moment of the services rendering.

9. Other current assets

As of June 30, 2005 and December 31, 2004 other current assets included:

	6 months of 2005	2004
VAT recoverable	**714 307**	1 269 407
Deferred expenses	**468 814**	202 625
Prepayments and advances	**318 995**	206 130
Other settlements and current assets	**272 584**	622 899
Prepayments on other taxes	**23 348**	28 941
Settlements with personnel	**16 399**	10 783
Short-term loans granted	**2 098**	28 924
TOTAL	**1 816 545**	**2 369 709**

10. Cash and cash equivalents

As of June 30, 2005 and December 31, 2004 other cash and cash equivalents included:

	6 months of 2005	2004
Cash at bank and in hand	**1 608 236**	1 416 586
Short-term bank deposits with term under three months	**0**	628
TOTAL	**1 608 236**	**1 417 214**

11. Authorized capital

As of June 30, 2005 and December 31, 2004 the number of ordinary and preference shares made 1,576,006,833 and 525,992,822 shares, respectively. All the shares issued were fully paid up.

Type of shares	Number of shares issued (ths.)	Par value per share	Nominal value	Carrying value
Ordinary	1 578 007	3	4 734 021	5 175 145
Preference	525 993	3	1 577 979	1 725 020
TOTAL	**2 104 000**		**6 312 000**	**6 900 165**

The difference between nominal and carrying value of the shares represents the effect of inflation for the periods prior to 01.01.2003.

Of the total number of the shares issued as of June 30, 2005, 75% of the shares represented ordinary shares, and 25% preference shares. Each ordinary share allows its holder one vote. Preference shares allow their holders to participate in general shareholder meetings without vote, except for resolutions on reorganization and liquidation of the Company, as well as amendment and supplementation of the Company's Articles of Association that limit the rights of preference shares holders. Shareholders of preference shares are not entitled to require buy-out or conversion of shares, however, are entitled to receive non-cumulative dividends in the amount of 10% of net profit

11. Authorized capital

as recorded in the statements made in accordance with the Russian accounting regulations. Annual amount of dividends on preference shares may not be less than dividends on ordinary shares. When the Company does not disburse dividends, or when the Company does not have profit at the end of a year, shareholders of preference shares are granted voting right on all the issues referred to the competence of the general shareholder meeting. Shareholders of preference shares have a preferred right to recover the par value of preference shares in liquidation.

12. Debts on credits and loans

As of June 30, 2005 and December 31, 2004 debts on credits and loans included:

	Effective interest rate	6 months of 2005	2004
Short-term debts			
Bank loans:			
Bank loans (Rubles)	13,97%	**2 273 226**	**1 717 165**
Bank loans (USD)	10,30%	**2 495**	**3 352**
Bank loans (Euro)	7,13%	**315 415**	**370 281**
Bank loans (other currencies)	4,79%	**1**	**3**
Total bank loans		**2 591 137**	**2 090 801**
Bonds (Rubles)	13,51%	**368 974**	**373 475**
Vendor credits:			
Vendor credits (Rubles)	18,26%	**2 315**	**44 534**
Vendor credits (USD)	9,00%	**264**	**693 161**
Vendor credits (Euro)	7,82%	**1 033**	**2 478**
Total vendors credits		**3 612**	**740 173**
Notes (Rubles)	13,99%	**285 435**	**1 368 197**
Total short-term debts		**3 249 158**	**4 572 646**

12. Debts on credits and loans

Long-term debts			
Bank loans:			
Bank loans (Rubles)	13,49%	**6 884 365**	**5 516 385**
Bank loans (USD)	8,94%	**228 721**	**338 092**
Bank loans (Euro)	7,02%	**253 829**	**485 599**
Bank loans (Yens)	4,79%	**810**	**5 830**
Total bank loans		**7 367 725**	**6 345 907**
Bonds (Rubles)	13,42%	**7 398 011**	**8 092 787**
Vendor credits:			
Vendor credits (Rubles)	18,26%	**43 264**	**13 607**
Vendor credits (USD)	9,28%	**424 901**	**405 249**
Vendor credits (Euro)	8,65%	**133 707**	**233 860**
Total vendor credits		**601 872**	**652 716**
Notes (Rubles)		**2 424 060**	**669 928**
Loans of related parties (Svyazinvest OJSC, Note 33)		**13 000**	**29 000**
Restructured customer payments for connection (Rubles)		**72 952**	**82 382**
Less current portion of long-term credits and loans		**(3 220 061**	**(2 900 072)**
Total long-term debts		**14 657 55**	**12 972 648**

Debts on credits and loans include debts on interest in the amount of 390,341 as of June 30, 2005 (486 605 in 2004).

13. Accounts payable, accrued liabilities and advances received

As of June 30, 2005 and December 31, 2004 accounts payable and other current liabilities of the Company included:

	6 months of 2005	**2004**
Accrued liabilities on salary and wages and compensation payments	**524 913**	305 842
Settlements with vendors and contractors for capital construction	**1 009 534**	1 633 963
Accounts payable on main operations	**520 435**	568 162
Advance payments of subscribers	**386 631**	425 230
Other accounts payable	**223 911**	243 526
TOTAL	**2 665 424**	3 176 723

Other accounts payable include debts on voluntary insurance, operating lease, etc.

14. Accounts payable on taxes and social security

As of June 30, 2005 and December 31, 2004 the Company identified the following short-term debts on taxes:

	6 months of 2005	2004
Value added tax	**826 079**	845 639
Single social tax	**112 605**	14 216
Property tax	**156 300**	149 203
Income tax, individuals	**59 703**	968
Other taxes	**115 890**	62 242
TOTAL	**1 270 577**	**1 072 268**

15. Operating income

By income types	6 months of 2005	2004
Provision of domestic long distance telephone connections	**4 106 746**	9 165 243
Provision of international telephone connections	**864 584**	1 782 194
Income from local telephone connections	**5 102 897**	7 906 535
Payment for installation and connection	**670 543**	2 037 886
Documentary telecommunications	**33 349**	89 383
Cellular services	**127 811**	322 012
Radio and TV broadcasting	**339 466**	678 310
Data transmission and telematic services	**168 027**	388 046
New services (Internet, IP telephony, ISDN)	**622 378**	918 873
Rent of telephone channels	**138 028**	187 603
Services to Russian communication operators	**493 371**	730 920
Other communication services	**516 512**	813 837
Other services	**410 600**	1 026 362
TOTAL	**13 594 312**	**26 047 204**

16. Other operating expenses

	6 months of 2005	2004
Expenses on fire service and private security	**213 671**	388 577
Expenses on lease of spaces and other property	**199 202**	370 544
Transport services	**84 256**	174 640
Expenses on audit and consulting services	**53 866**	144 439
Insurance	**105 967**	273 045
Traveling and representation	**22 760**	50 590
Membership fees, charity activities and charges to trade unions	**38 579**	115 758
Advertising expenses	**54 414**	134 669
Tax fines and penalties	**2 619**	21 893
Postal services	**7 778**	15 312
Training expenses	**20 363**	72 204
Other expenses	**807 181**	1 710 127
TOTAL	**1 549 276**	**3 471 798**

Increase in expenses is caused by accrual of expenses on provision of universal servicing, raised tariffs on electricity and heating, growth of expenses on equipment repair and maintenance.

17. Expenses on interest, net

	6 months of 2005	12 months of 2004
Income on interest	**1 035**	62 639
Expenses on interest	**(1 163 285)**	(1 680 810)
Expenses on interest accrued on financial lease agreements	**(272 412)**	(414 816)
TOTAL	**(1 434 662)**	**(2 032 987)**

18. Settlements and transactions with related parties

Svyazinvest Group OJSC

Svyazinvest OJSC, the parent company of CenterTelecom OJSC, was fully owned by the state before July 1997, when the Government of the Russian Federation sold 25% of shares plus one share of Svyazinvest OJSC to private investors.

Availability of effectively functioning communication and data transmission network is extremely important for Russia due to a number of reasons, including economic, strategic and national securities interests. In this connection the Government has and will most likely have significant influence on the activities of Svyazinvest OJSC and its subsidiaries.

Influence of the Government is not limited to the shareholding of Svyazinvest OJSC shares. The Government reserves the rights to regulate tariffs, including those on international telephone communication. Moreover, the Ministry for Information Technologies and Communications of the Russian Federation controls the process of licensing companies providing telecommunication services.

18. Settlements and transactions with related parties

Rostelecom OJSC

Rostelecom OJSC, a controlling share block of which is owned by Svyazinvest OJSC, is the primary operator of domestic long distance and international communications in the Russian Federation. Annual expenses on payment for Rostelecom OJSC services are associated with traffic carried by the Company outside its network. The said expenses are included in expenses related to supporting international and domestic long distance traffic transmission. Moreover, Rostelecom OJSC uses the Company's network for transmission of incoming domestic long distance and international traffic of its subscribers and customer operators.

Description of transaction	6 months of 2005	2004
Expenses on Rostelecom OJSC	**1 554 574**	3 188 927
Income from Rostelecom OJSC	**599 513**	1 196 280
Accounts payable	**188 060**	191 544

Remuneration of key managerial staff

Key managerial staff includes members of the Company's Board and Board of Directors. As of June 30, 2005 and December 31, 2004 the number of key managerial staff made 22 persons. Total amount of remuneration of key managerial staff recorded in "Salaries and wages, other payments and social charges" line of the Profit and Loss Account made 18,518 for 6 months of 2005, and 51,244 for the year ended on December 31, 2004.

Remuneration of the key managerial staff consists of basic salary agreed in the contract, bonus based on the performance, as well as expenses on non-governmental pension plans.